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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53563

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Willis Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One World Financial Center 200 Liberty Street, 3rd Floor
(No. and Street)

New York	NY	10281
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Steven Tompson, President Willis Securities — (212) 915-8264
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

424 Church Street	Nashville	TN	37219
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

WILLIS SECURITIES, INC.
(A Wholly Owned Subsidiary of Willis North America Inc.)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2008

ASSETS

Cash and cash equivalents	$ 302,758
Certificates of deposit	2,524,400
Interest receivable	4,144
Receivable from Parent	122,471
Prepaid expenses and other assets	11,319
TOTAL ASSETS	$ 2,965,092

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Payable to Parent	$ 75,163
Accounts payable, accrued expenses, and other liabilities	65,384
Total liabilities	140,547
STOCKHOLDER'S EQUITY:	
Common stock, $1 par value; (1,000 shares authorized, issued and outstanding)	1,000
Additional paid-in capital	219,000
Retained earnings	2,604,545
Total stockholder's equity	2,824,545
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 2,965,092

See notes to financial statements.

WILLIS SECURITIES, INC.
(A Wholly Owned Subsidiary of Willis North America Inc.)

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2008

REVENUES:	
Commissions	$ 1,010,714
Financial advisory fees	562,500
Interest income	89,054
Total revenues	1,662,268
EXPENSES:	
Employee compensation and benefits	501,705
Regulatory and professional fees	72,860
Other operating expenses	361,344
Total expenses	935,909
INCOME BEFORE TAXES	726,359
PROVISION FOR INCOME TAXES	284,639
NET INCOME	$ 441,720

See notes to financial statements.

WILLIS SECURITIES, INC.
(A Wholly Owned Subsidiary of Willis North America Inc.)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 441,720
Adjustments to reconcile net income to net cash provided by operating activities:	
Interest earned on certificates of deposit	(65,244)
Changes in operating assets and liabilities:	
Decrease in interest receivable	1,911
Increase in receivable from Parent	(120,966)
Increase in prepaid expenses and other assets	(320)
Decrease in payable to Parent	(232,151)
Increase in accounts payable, accrued expenses, and other liabilities	18,122
Net cash provided by operating activities	43,072
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchases of certificates of deposit	(3,500,000)
Sales of certificates of deposit	3,050,000
Net cash used in investing activities	(450,000)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(406,928)
CASH AND CASH EQUIVALENTS — Beginning of year	709,686
CASH AND CASH EQUIVALENTS — End of year	$ 302,758
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION — Cash paid during the year for income taxes	$ 362,579

See notes to financial statements.

WILLIS SECURITIES, INC.
(A Wholly Owned Subsidiary of Willis North America Inc.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
BALANCE — December 31, 2007	$ 1,000	$ 219,000	$ 2,162,825	$ 2,382,825
Net income			441,720	441,720
BALANCE — December 31, 2008	$ 1,000	$ 219,000	$ 2,604,545	$ 2,824,545

See notes to financial statements.

1. ORGANIZATION

Willis Securities, Inc. (the "Company") is a broker-dealer registered under the Securities Exchange Act of 1934. The Company, a wholly owned subsidiary of Willis North America Inc. (the "Parent"), was incorporated as CBL Equities, Inc. in 1977 with business commencing in 1984. CBL Equities, Inc. was discontinued in 1998 and remained dormant until 2001 when it was renamed Willis Equities, Inc. Willis Equities, Inc. reapplied for registration as a broker-dealer in 2001 and received its license in 2002. The Company was renamed Willis Securities, Inc. in 2003. The Company transacts with another broker-dealer who carries such accounts on a fully disclosed basis. Accordingly, the Company is exempt from Rule 15c3-3 under the Securities Exchange Act of 1934.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The balance sheet represents the operating assets and liabilities of the Company. All revenues and expenses in the statement of operations have been taken from the separate records or identified costs maintained by the Company with the exception of the allocation of certain expenses incurred by the Parent for the benefit of the Company. The Parent provides the Company with management, accounting, and recordkeeping services and allocates a relevant portion of these costs to the Company. Therefore, the Company's accompanying financial statements may not be representative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated entity.

Cash and Cash Equivalents — The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Revenue Recognition — Revenues consist principally of override commissions from the sale of variable annuities and mutual fund shares and are recorded based on the trade date of the related security transaction as reported by the clearing broker-dealer. The Company does not handle or maintain customer funds as these funds are given directly to the insurance carriers or mutual fund vendors.

The Company, on occasion, earns financial advisory fees from providing assistance on various capital market transactions, which are recognized as earned upon completion of the contract. During 2008, the Company earned $562,500 on one single transaction.

Income Taxes — The Company files a separate state income tax return and is included in the consolidated federal and unitary state income tax returns filed by the Parent. The policy of the consolidated group is to allocate its consolidated tax provision or benefit, if any, to the members of the consolidated group based on their respective contributions to consolidated taxable income for financial reporting purposes. The Company has not identified any uncertain tax positions as of December 31, 2008.

Comprehensive Income — The Company accounts for comprehensive income in accordance with Statement of Financial Accountings Standards (SFAS) No. 130, *Reporting Comprehensive Income*. Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. Comprehensive income for the year ended December 31, 2008, is equal to net income as reported.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. As of December 31, 2008, there are no significant estimates included in the financial statements.

Fair Value of Financial Instruments — At December 31, 2008, the Company had financial instruments including cash and cash equivalents, interest receivable, and accounts payable. The carrying value of these financial instruments approximated their estimated fair values because of the short maturity of these instruments.

Recent Accounting Pronouncements —In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*. This statement provides enhanced guidance for measuring fair value under the current accounting standards within accounting principles generally accepted in the United States of America that require or permit entities to measure asset and liabilities in this matter. SFAS No. 157 also provides for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurement on earnings. In February 2008, the FASB issued FSP No. 157-2, *Effective Date of FASB Statement No. 157*. This staff position delays the effective date of SFAS No. 157 for certain nonfinancial assets and nonfinancial liabilities to fiscal years beginning after November 15, 2008. SFAS No. 157 does not expand the use of fair value in any new circumstances. This statement is effective for fiscal years beginning after November 15, 2007. The adoption of the effective portions of SFAS No. 157 on January 1, 2008, did not have a material impact on the Company's financial position, results of operations, or cash flows. The adoption of the remaining provisions of SFAS No. 157 are not expected to have a material impact on the Company's financial position, results of operations, or cash flows.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*. This statement permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS No. 159 also provides entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This statement is effective for fiscal years beginning after November 15, 2007. The Company adopted SFAS No. 159 on January 1, 2008 and elected not to apply the provisions of SFAS No.159 to any financial instruments.

3. INCOME TAXES

At December 31, 2008, the provision for income taxes consists of the following:

Current:	
Federal	$ 231,986
State	52,653
Provision for income taxes	$ 284,639

The provision for income tax differs from the amount computed using the statutory federal income tax rate primarily as a result of state income taxes.

4. RELATED-PARTY TRANSACTIONS

The Parent provides the Company with management, accounting, and record keeping services and allocates these costs to the Company. The Company recorded $344,639 of allocated management and administration expense for the year ended December 31, 2008, and such amount is included in other operating expenses in the accompanying statement of income. In addition, income taxes are paid directly by the Parent and are allocated to the Company (see note 2). At December 31, 2008, the Company owes the Parent $22,510 for allocated management and accounting services, $29,760 for income taxes (net of a $22,893 federal tax receivable). The Company also has a receivable from the Parent for $99,578 for its cash balance on deposit within the Parent's cash management system.

The Company's employee participates in the Willis North America Inc. Pension Plan (the "Plan"), a defined benefit pension plan. Employees become eligible for the Plan upon completion of one year of service and upon reaching age 21. No accrual has been recorded relating to this benefit plan in the accompanying financial statements as it is anticipated that the projected benefit will be principally funded by the Parent. Contributions to the Plan for the year ended December 31, 2008, were $23,669.

5. FAIR VALUE MEASUREMENTS

In September 2006, the FASB issued SFAS No. 157, "*Fair Value Measurements*", which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The statement is effective for financial statements issued for fiscal years beginning after November 15, 2007 and became effective for the Company beginning January 1, 2008, except for disclosures of non-financial assets and liabilities, which were delayed by FASB Staff Position No. 157-2, "*Fair Value Measurements*," until January 1, 2009.

In determining the fair value of the certificates of deposit, the Company used significant other observable inputs (Level 2) to determine the fair value as of December 31, 2008 in accordance with SFAS No. 157 and was commensurate with the market approach. The fair value measurement did not materially differ from the carrying amount of $2,524,400.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission (Rule 15c3-1), and in November 2008 elected to calculate the minimum net capital under the alternate method as permitted under Rule 15c3-1, paragraph (a)(1)(ii), which requires the maintenance of minimum net capital of $250,000. At December 31, 2008, the Company had net capital of $2,675,481, which was $2,425,481 in excess of required net capital.

* * * * * *

WILLIS SECURITIES, INC.
(A Wholly Owned Subsidiary of Willis North America Inc.)

SCHEDULE I — COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2008

Net capital — Total stockholder's equity	$ 2,824,545
Deductions:	
Nonallowable assets from statement of financial condition —	
Other assets	(137,934)
Haircuts on securities	(11,130)
Net capital	$ 2,675,481
Minimum net capital required	$ 250,000
Excess net capital	$ 2,425,481

OATH OR AFFIRMATION

I, Steven Tompson, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to Willis Securities, Inc. for the year ended December 31, 2008, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Steven Tompson, President

2/23/09
Date

Notary Public

ELIZABETH MARTINEZ
Notary Public - State of New York
No. 01MA6178592
Qualified in New York County
My Comm. Expires Dec. 17, 2011

Deloitte.

Deloitte & Touche LLP
Suite 2400
424 Church Street
Nashville, TN 37219
USA

Tel: +1 615 259 1800
www.deloitte.com

February 25, 2009

Willis Securities, Inc.
One World Financial Center 3rd Floor
200 Liberty Street
New York, New York

In planning and performing our audit of the financial statements of Willis Securities, Inc. (the "Company"), a wholly owned subsidiary of Willis North America Inc., as of and for the year ended December 31, 2008 (on which we issued our report dated February 25, 2009, and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

Willis Securities, Inc.

(A Wholly Owned Subsidiary of Willis North America Inc.)

Financial Statements as of and for the
Year Ended December 31, 2008, Supplemental Schedule as
of December 31, 2008, Independent Auditors' Report, and
Supplemental Report on Internal Control

WILLIS SECURITIES, INC.
(A Wholly Owned Subsidiary of Willis North America Inc.)

TABLE OF CONTENTS

This report contains (check all applicable boxes):

( ) (p) Unconsolidated Schedule of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers Pursuant to Regulation 30.7 Under the Commodity Exchange Act (Not applicable)

( ) (q) Unconsolidated Schedule of Segregation Requirements and Funds in Segregation for Commodity Dealer Options Accounts Pursuant to Regulation 32.6 of the Commodity Futures Trading Commission (Not applicable)

Deloitte.

Deloitte & Touche LLP
Suite 2400
424 Church Street
Nashville, TN 37219
USA

Tel: +1 615 259 1800
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Willis Securities, Inc.
New York, New York

We have audited the following financial statements of Willis Securities, Inc. (the "Company"), a wholly owned subsidiary of Willis North America Inc., as of and for the year ended December 31, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Willis Securities, Inc. at December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedule of Willis Securities, Inc., as of December 31, 2008, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 25, 2009